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                                                                     Exhibit 4.8
                                                                     -----------

                         STACKTRAIN SERVICES AGREEMENT

This Stacktrain Services Agreement (this "Agreement") is made as of this 28th day of May, 1999 by and among AMERICAN PRESIDENT LINES, LTD ("Lines"), a Delaware corporation, APL Co. Pte Ltd. ("APL Co"), a Singapore corporation, and APL LIMITED, a Delaware corporation ("APL LTD") (collectively "APL"), and APL LAND TRANSPORT SERVICES, INC., a Tennessee corporation ("LTS").

                                   RECITALS

     WHEREAS, LTS has been acting as agent for Lines under various rail contracts, letters of intent and rail circulars for inland intermodal rail transportation of Lines' International Shipments. The railroad contracts in effect between LTS, Lines and the rail carriers as of the date of this Agreement are referred to herein as "Current Agreements" and are identified on Schedule A.

     WHEREAS, Lines and LTS desire to continue their relationship subsequent to LTS' change in ownership and to have LTS arrange and administer inland intermodal rail transportation for APL's International Shipments and empty containers. In addition, APL LTD desires to have LTS arrange and administer inland intermodal rail transportation for the volume of APL Automotive Logistics, a division of APL LTD ("APL Automotive Logistics").

     NOW THEREFORE, in consideration of the premises and the agreements contained herein, the parties hereto agree as follows:

                                   AGREEMENT

SECTION 1.  EFFECTIVE DATE, TERM AND RENEWAL.

     The term of this Agreement shall commence on the Closing pursuant to the Stock Purchase Agreement and shall be for a term of twenty (20) years ("Term") unless terminated earlier pursuant to the provisions of Section 13. In the event that the Current Agreement with the Union Pacific Railroad Company ("UP") or any successor railroad to UP ("Successor Railroad") is extended beyond the Term or a New Agreement is entered into with UP or a Successor Railroad which extends beyond the Term, the Term of this Agreement shall be extended to be co-terminous with the term of the UP or Successor Railroad Current or New Agreement. Upon the parties' mutual consent, the Agreement may be extended for an additional period. A New Agreement is defined as any new rail contract which is subsequently executed during the term of this Agreement.

     Upon the failure of the parties to agree upon renewal of this Agreement or upon giving by either party of notice of intent to terminate this Agreement pursuant to the terms of the Agreement, the parties will use their best efforts to establish a reasonable schedule and reasonable procedures for cessation of transportation and related terminal and other activities in a way that will cause the least disruption reasonably possible to the parties and their customers. Transportation and related terminal and other activities during this transition will be governed by the terms of this Agreement.

SECTION 2.  DEFINITIONS.

     Capitalized terms used in this Agreement which are not defined in the Agreement itself shall have the meanings set forth in Schedule B to this Agreement.

SECTION3.   OBLIGATIONS OF LTS.
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     a.   Other than as set forth in Section 5 below, LTS shall arrange for intermodal rail transportation and shall administer the ongoing movement of such rail transportation from rail origin to rail destination of APL's International Shipments and its empty containers between points in the United States, between points in Canada and between points in the United States on the one hand and Canada on the other hand. APL shall submit shipping instructions to LTS, and LTS shall submit those shipping instructions to the appropriate carrier. LTS's management obligations shall include managing the direct interchange of containers between Eastern rail carriers and Western rail carriers and arranging for the cross-town drayage of containers between Eastern rail carriers' rail terminals and Western rail carriers' rail terminals where required. LTS shall perform the same services for the volume tendered by General Motors to APL Automotive Logistics for transportation between the United States, Canada and Mexico ("APL Automotive Shipments") and for any other volume tendered by APL Automotive Logistics or APL Intermodal Management Services, a division of American Consolidation Services of North America, Ltd. ("IMS"), pursuant to
Section 4.c. The administrative services provided by LTS to APL for the implementation of the services described in this Section 3.a during the Term of this Agreement shall be at no less than the same level which APL received prior to the execution of this Agreement.

     b. In the event that LTS tenders untimely or incorrect movement billing to the rail carrier or takes any other action such that (a) a container may fail to meet its scheduled ship departure or (b) a container may not meet its required delivery time to the ultimate consignee (collectively, the "Service Failure"), and APL requests LTS to arrange alternative transportation where such alternative transportation is operationally feasible, LTS shall arrange that alternative transportation as long as such requests are not unreasonable or are in response to specific customer requests. "Unreasonable" shall be defined as being inconsistent with the process used by APL prior to the execution of this Agreement to make decisions regarding the need for alternative transportation. APL shall pay the applicable railroad rate for that container to LTS while LTS shall pay the alternative carrier for the charge actually incurred for the alternative transportation. However, LTS shall not be responsible for alternative carrier charges when the Service Failure is due to the failure of APL to perform its obligations hereunder or the failure of LTS' underlying rail carrier. In that event, at the request of APL, LTS shall arrange for alternative service on behalf of APL but APL shall bear the costs of that alternative service. In the event that APL incurs additional costs due to a rail carrier's service failure, LTS and APL shall use their best efforts to recover from the responsible railroad(s) on APL's behalf the difference between the applicable rail rate and the alternative carrier rate which APL paid.

     c. For Current or New Agreements to which APL and LTS are both parties, LTS and APL both agree that they shall not terminate such agreements without the prior written consent of the other party.

     d. LTS agrees that it shall continue to offer intermodal rail transportation to IMS on terms and conditions similar to those which LTS offers to its other intermodal marketing company ("IMC") customers during the term of this Agreement.

     e. LTS shall tender the percentage of LTS and International Shipments to each rail carrier which is required under Current Agreements or under any New Agreements.

     f. APL shall pay LTS, and LTS shall pay each rail carrier, for the rail charges incurred by APL under any Current or New Agreement. LTS shall pay each rail carrier for the rail charges incurred by it under any Current or New Agreement.

     g. LTS shall follow the instructions of APL as to the routing of non-committed volume, that is, volume that is not committed under any Current or New Agreement. APL shall be responsible for paying the line haul charges of non-committed volumes.

     h. The parties agree to use their commercially reasonable efforts to co-mingle all current and new Stacktrain Business as defined in the Non-Competition Agreement which LTS or any of its affiliates or

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subsidiaries receives in those traffic lanes in which APL tenders International
Shipments in order to achieve the most cost effective economics for both parties. If LTS would receive any economic or other benefits, and APL would receive similar benefits, from using any other traffic lane, LTS shall use its commercially reasonable efforts to move APL International Shipments in such lane to the extent it would benefit APL.

     i.   In the event that LTS terminates the Current UP Agreement pursuant to
Section 24 thereof, LTS has the option of negotiating a separate agreement with UP or transitioning APL's business to a new carrier along with LTS, in each case on terms which maintain APL in no worse economic position than APL enjoys under the Current UP Agreement.

SECTION 4.  OBLIGATIONS OF APL.

     a. Either Lines or APL LTD shall be a party to any Current Agreement or New Agreement involving the transportation of International Shipments.

     b.   APL Co and Lines shall tender all of their shipments as described in
Section 3.a to LTS and shall appoint LTS as their agent for the tender and administration of rail transportation. APL agrees further that it shall tender to LTS under this Agreement any containerized freight tendered for U.S. or Canadian rail movement under the name of APL or NOL or tendered by any of their affiliates or subsidiaries or successors or assigns for rail transportation except as provided in subsection (e) of this Section 4.

     c. APL agrees that, if all other things are equal, including rates, service and the approval of the beneficial owner, IMS and APL Automotive Logistics shall use their best efforts to deliver their business to LTS for handling.

     d. APL shall pay LTS a management fee of $6.6 million annually during the term of the Stacktrain Services Agreement.

     e. APL shall use its best efforts to assure maximum stack car slot utilization.

     f. In the event that APL acquires or merges with, or is acquired by, any other ocean carrier or transportation provider, the parties agree that the volume of such acquired ocean carrier or transportation provider shall not be subject to this Agreement unless agreed to by APL. However, in the event that APL consolidates with or mergers with or into, or conveys, transfers or leases, in one transaction or a series of transactions all or substantially all of its assets to another ocean carrier or transportation provider, the acquiring entity shall be obligated to tender to LTS on an annual basis for the remainder of the Term at least the actual number of containers which APL tendered to LTS during the twelve (12) months prior to the acquisition.

SECTION 5.  JOINT OBLIGATIONS.

     The parties shall jointly be obligated to the following:

     a. LTS and APL shall jointly negotiate New Agreements or those modifications to Current Agreements which apply to both LTS Domestic Shipments utilizing APL Available Containers and/or APL International Shipments.

     b. LTS and APL shall jointly discuss and negotiate with the underlying rail carriers any ongoing service failures or the failure of a rail carrier to meet Service Performance Standards which apply to both LTS Domestic Shipments utilizing APL Available Containers and/or APL International Shipments.

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     c.  LTS and APL shall jointly discuss with a rail carrier any proposed change in train schedules which negatively impacts International Shipments.

     d. LTS and APL shall jointly negotiate any issues resulting from a change or changes in operations which could result in a cost increase to APL.

     e. LTS and APL shall make a good faith effort to structure a process to handle billing and payment to minimize administrative expenses for both parties.

     f. Each party shall be responsible for any shortfall penalties which arise out of its failure to meet its volume commitment to the underlying rail carriers. As an example, if APL tenders only 75% of its shipments for rail carrier movement in a specific traffic lane when its Volume Commitment under the applicable rail contract requires 95% of its shipments, and if, at the same time, LTS tendered 95% of its shipments as required in that traffic lane, then APL would be obligated to pay any shortfall penalties that may be assessed by that carrier based on its portion of the combined LTS/APL volume in that traffic lane. However, when either party has excess volume, the parties agree to cooperate with each other to determine if that excess can be used to offset the shortfall incurred by the other party in a manner consistent with the underlying rail contract. Using the example above, if LTS tendered 100% of its shipments, then the 5% excess over its 95% commitment could be used by APL as an offset to its shortfall.

     g. Neither party shall take any action regarding tender of volumes of business to the railroads or payment of charges to the railroads which would cause termination of any rail agreement.

     h. In the event that the parties are unable to reach agreement on subsections (a)-(g) above, the dispute resolution of Section 6 shall apply.

SECTION 6.  DISPUTE RESOLUTION.

     In addition to the matters specified in Section 5, the parties recognize that there may be occasions where they are not in agreement concerning contract negotiations, contract interpretation, service or train schedule issues, or any other matter related to this Agreement. In such an event, the parties agree to abide by the following dispute resolution process:

     A. The parties will make a good faith effort to resolve any disputes at the level of management within each company that would normally handle rail contract negotiations, rail operating matters or other similar matters involving any rail carrier. In the event that the parties cannot reach agreement at this level of management, then the issue(s) will be submitted for senior management consideration as provided in sub-paragraph (2) of this section. Either party can submit the issue(s) to senior management at any stage of the negotiations at which point the other party must similarly submit the issue(s) to its senior management.

     B. The parties agree that any issue that cannot be resolved under the provisions of sub-section (1) above will first be submitted to the executive or senior vice president ("SVP") level within each company. Those SVPs shall be the individuals within each company to whom the persons in sub-section (1) report. The SVPs for each company will make a good faith effort to resolve the dispute in an expeditious manner. In the event that they cannot resolve the dispute, and at any time during the negotiations, either party can submit the issue(s) to their chief executive officer ("CEO") for resolution at which point the other party must similarly submit the issue(s) to its CEO.

     The CEOs for each company will then make a good faith effort to resolve the dispute in an expeditious manner. In the event the CEOs cannot resolve the dispute within ninety (90) days from the time that the dispute first arises, either party may request that binding mediation be employed.

     C. The mediation process shall be as follows: the mediation must be completed within ninety (90) days after the request for mediation is made ("Ninety Day Mediation Period"). The parties will each select one person experienced in transportation industry to act as mediators, and the two mediators shall jointly

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select the third. Each party will pay the expenses of the mediator which that party selects, and the parties will share equally the expenses of the third mediator.

     The mediators will first meet together with the parties. They shall then meet separately with each party. The mediators will then conduct a joint session to see if the issue(s) can be resolved. If there is no resolution, the mediators shall issue a binding decision within the Ninety Day Mediation Period.

SECTION 7.  RATES AND RATE ADJUSTMENTS.

     a. APL shall pay to LTS the per container rate assessed against LTS under the Current or New Agreements by its underlying rail carriers for the movement of its containers. In addition, APL shall pay LTS the charges assessed against LTS by those motor carriers performing cross-town drayage of APL's containers. Any cost, most favored nations or market adjustment which LTS receives under Current Agreements or any New Agreement or any motor carrier cross-town agreements with LTS in effect at the date of the Closing shall be passed through on a dollar for dollar basis to APL. LTS shall not assess any administrative fee against APL.

     b. LTS and APL agree to work together on (1) deciding whether to terminate the Conrail Current Agreement after expiration of the 180 day period prescribed by the Surface Transportation Board and (2) finding a satisfactory solution to the handling of the Northeast business which recognizes APL's investment in and reliance on the Kearny terminal.

SECTION 8.  SERVICE PERFORMANCE.

     (a) In the event that LTS receives a monetary service penalty payment under any Current or New Agreement that involves a failure to provide service for International Shipments or for a combination of International and LTS Shipments, LTS shall pay a portion of that payment to APL based on the percentage of APL's volume as part of the combined APL/ LTS' overall volume of business in the affected traffic lane(s). Thus, if APL's containers represent thirty percent (30%) of the combined APL/LTS' volume to a rail carrier in the affected traffic lane(s) for the last twelve (12) month period, APL shall be entitled to thirty percent of the service penalty payment.

     (b) LTS shall furnish APL with a monthly written report on the rail carriers' performance under any Current or New Agreements.

SECTION 9.  TERMINAL SERVICES AND OFFICE SPACE TO BE PROVIDED BY APL.

     a. South Kearny, N.J. APL shall provide terminal services for its own
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International Shipments, Domestic Shipments and Third Party International
Shipments at no cost to LTS at the South Kearny terminal to the extent that the volumes do not exceed the volumes handled at APL's South Kearny terminal during calendar year 1998 ("Base Volume") plus a five percent (5%) annual increase of that Base Volume. To the extent that the volume exceeds the Base Volume plus the annual five percent (5%) increase, LTS shall be charged at APL's actual direct cost (excluding corporate overhead or other indirect costs). Such services shall include loading and unloading of containers, and the storage of containers and chassis as provided in the Equipment Lease and Chassis Sublet Agreements.

     In the event that CSX Transportation, Inc. or CSX Intermodal, Inc. becomes the operator of the South Kearny terminal, APL shall refund to LTS a per unit charge for each LTS Shipment of an amount equal to the amount paid by LTS for the handling of such shipment. Such refund will be applicable only to the volumes of LTS that do not exceed the LTS Shipments handled by APL at the South Kearny terminal during the calendar year 1998 ("LTS Base Volume"), plus five percent (5%) annual increase in that LTS Base Volume.

     In the event that APL loses its lease for the South Kearny terminal, then APL shall have no further obligation to provide terminal services for International Shipments or LTS Shipments at South Kearny.

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     b.  Los Angeles, CA and Seattle, WA.  At the request of LTS, APL shall
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offer loading and unloading services to LTS at Los Angeles and Seattle for LTS shipments which originate or terminate at APL's on-dock facilities at Los Angeles or Seattle. LTS shall pay $78 per lift at Los Angeles and $75 per lift at Seattle. These amounts shall be cost adjusted annually for APL's out of pocket costs, including wage benefits and related employee costs required by any union agreements.

     c.  Office Space; Permitted Personnel.  APL shall allow a designated number
         ----------------------------------
of LTS employees as set forth in Schedule C access to the South Kearny, Los Angeles and Seattle terminals and shall provide office facilities in APL's own office space for those employees on the terms set forth in the Administrative Services Agreement. APL shall provide for physical segregation of LTS employees as long as the costs required to achieve such segregation are reasonable and as agreed upon in the Administrative Services Agreement executed on this same date.

     d.  Trains.  In order for LTS to utilize the terminal services set forth in
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subsection (b) above, the LTS shipments must be on trains moving to or from
APL's on-dock facilities at Los Angeles and Seattle.

     e.  On-Dock Shipments.  APL will designate certain containers for loading
         ------------------
or unloading at its on-dock rail facilities at Los Angeles and Seattle ("On-Dock Facilities"). LTS will arrange for transportation of those designated containers under rail rates applying from or to such On-Dock Facilities as provided in the Current or New Agreements. APL shall load or unload the containers at the Facilities at no cost to LTS. Designated containers shall include (1) loaded export containers; (2) empty containers and (3) loaded import containers. Designation of categories (1) and (2) shall be made at the time that APL tenders the containers to LTS. Designation of category (3) shall be in advance of arrival at the On-Dock Facilities.

     f.  On-Dock Shipments from/to Tacoma, WA.  In the future, APL may elect to
         -------------------------------------
route certain International Shipments to an on-dock rail facility at Tacoma, WA. LTS and APL shall jointly negotiate rail rates for APL from and to the Tacoma on-dock facility.

     g.  LTS Personnel.  LTS agrees to maintain  personnel at those rail
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facilities which LTS had staffed prior to the date of this Agreement at a level sufficient to ensure timely and efficient handling of APL's shipments consistent with past practice.

     h. To the extent that the Ports of Los Angeles and Long Beach assess a charge for use of the "Alameda Corridor", the parties agree to pay such charge to the Ports or to the rail carrier, as the case may be, for their own volumes moving in the Alameda Corridor.

SECTION 10.  EQUIPMENT STORAGE.

     Under the Current Agreements and potentially under the New Agreements, LTS and Lines jointly are entitled to storage of containers and chassis at certain railroad locations. Except as provided in Exhibit D, LTS and Lines agree to divide the railroad allocated parking spaces as well as spaces at shared container yard locations based on the relative proportion of International Shipments to all other LTS shipments in 1998. The number of parking spaces initially allocated to LTS and to APL are shown by location on Schedule D; this number shall be adjusted annually based on the percentage of volume which APL and LTS had at each location during the prior year, except as otherwise provided in Exhibit D.

SECTION 11.  REPOSITIONING OF AVAILABLE CONTAINERS; CHASSIS SUPPLY.

     APL shall make available to LTS all containers carrying Transpacific International Shipments eastbound to interior U.S. points (a) after they are made empty at their eastbound destination and (b) which APL does not need for export loading or for empty repositioning for subsequent export ("Available Containers"). APL will make such containers available at the points set forth in Appendix 1 of the Equipment Supply Agreement. LTS shall advise APL within 48 hours whether it can load an Available

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Container. IF LTS advises that it cannot load an Available Container within 48 hours, then APL shall direct LTS as to the disposition of that Available Container.

     APL shall pay LTS the per container rates shown on the first and second columns of Schedule E for the first 66,000 Available Containers which LTS loads with Domestic Shipments for West Coast destinations in each calendar year. APL shall pay LTS the per container rates shown on the third column (designated as "secondary rates") on Schedule E for each Available Container loaded in excess of 66,000 in each calendar year.

     If LTS cannot load the Available Containers at the location where they are made available ("Available Location") but can load them at an alternate intermediate location on the normal transportation route between the Available Container's original location and the West Coast ("Alternate Location"), APL shall pay for the empty movement between the Available Location and the Alternate Location. If, however, LTS desires to move an Available Container from the Available Location to a location which is not on the normal route of movement between the original location and the West Coast, LTS shall pay for the empty movement.

     APL and LTS agree that they may make additional agreements to allow LTS to load Available Containers to points other than West Coast points. Such agreements may be oral or in writing.

SECTION 12.  CLAIMS FOR CARGO LOSS AND DAMAGE; EQUIPMENT DAMAGE.

     a. LTS shall be responsible to APL for all freight loss or damage proximately resulting from LTS' intentional or negligent acts or omissions.
LTS shall not be liable for freight loss or damage proximately resulting from
(i) an act of God, (ii) the act of an enemy, (iii) the acts of governmental agencies/entities, (iv) negligent or intentional acts of APL or its customers or
(v) the negligent or intentional acts of any motor or rail carrier. In the absence of LTS's negligence, APL's (and its customers') sole remedy for freight loss or damage shall be against the underlying rail and/or motor carriers pursuant to the terms and conditions of the Current or New Agreements, or when the Current or New Agreements are inapplicable, those carriers' relevant tariffs, circulars, or other publications relating to liability for loss of or damage to freight.

     Whether or not LTS would otherwise have liability, in any case where LTS determines that APL or its customer has misdeclared or misdescribed freight, LTS shall have no liability for any loss or damage to that freight.

     With or without fault on its part, LTS will provide reasonable assistance and cooperation to APL and its customers to investigate and process any freight loss or damage claims against the underlying rail carriers; provided, however, that LTS shall not be obligated to mediate resolution of claims between (a) APL and the underlying rail carrier, (b) APL's customer and the underlying rail carrier, or (c) between APL and its customer.

     Any claim against LTS for freight loss or damage shall be made in writing within twelve (12) months of the shipment date. Any arbitration action against LTS for freight loss or damage shall be instituted within two (2) years of the shipment date. Any claims or actions against underlying carrier(s) shall be made in accordance with the time requirements set forth in the rail carrier's Current or New Agreement, its intermodal circulars or other such publications, whichever is applicable.

     In any claim or arbitration action or legal proceeding against LTS under this section, the value of the lost or damaged freight shall be based on the invoice price of the lost or damaged freight, freight transportation and customs charges, and the claimant shall not be entitled to recover special, consequential or punitive damages, including damages for delay. The claimant shall be under a duty to take all reasonable steps to mitigate its damages, including using salvage procedures.

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     b.  LTS shall be liable to APL for any loss or damage to APL owned, leased or controlled Equipment or for any injury to any employee, agent or subcontractor of APL to the extent caused by LTS' intentional or negligent acts or omissions. If LTS is found liable for such loss, damage or injury, LTS shall also be liable for any expenses, including attorneys' fees, reasonably incurred by APL in resolving such claims.

     APL shall be liable to LTS for any loss or damage to LTS owned, leased or controlled Equipment or for any injury to any employee, agent or subcontractor of LTS to the extent caused by APL's intentional or negligent acts or omissions. If APL is found liable for such loss, damage or injury, APL shall also be liable for any expenses, including attorneys' fees, incurred by LTS in resolving such claims.

     c. In the event that a claim is made by any underlying carrier against either party as the result of loss or damage caused by or arising out of the negligence of APL or its beneficial owner shipper, APL shall indemnify LTS and hold LTS harmless against all liability, loss, damage and expense, including reasonable attorneys' fees, as to that claim. In the event that a claim is made by any underlying carrier against either party as the result of loss or damage caused by or arising out of the negligence of LTS or one of its domestic or third party international customers, LTS shall indemnify APL and hold APL harmless against all liability, loss, damage and expense, including reasonable attorneys' fees, as to that claim.

SECTION 13.  MATERIAL ADVERSE EFFECT; RENEGOTIATION; TERMINATION.

     A.  Material Adverse Effect.  If any party is or will be adversely and
         ------------------------
materially affected by any of the following events beyond the party's control, that party may request in writing that any or all of the provisions of this Agreement be renegotiated:

     (1) Serious inequity as a result of the application of, compliance with, or performance of obligations under the terms and conditions of this Agreement, change in material circumstances or conditions from those prevailing on the Effective Date, or other events beyond the control of a party which are of such a nature as to directly have a material adverse effect on the operational (as opposed to financial) ability of that party to perform its obligations under this Agreement; provided that any renegotiation pursuant to this clause shall be consistent with the economic arrangements embodied in this Agreement as of the date hereof;

     (2) The acquisition by LTS of an ocean carrier or of LTS by an ocean carrier which ranks within the top ten carriers based on then current market share as measured and reported by PIERS or another similar industry analysis in the United States market ("APL Competitor");

     (3) LTS enters into a substantial new joint venture, partnership, or similar financial arrangement with an APL Competitor where such arrangement is not limited to providing wholesale stacktrain services to an APL Competitor and the result of such arrangement is effectively equivalent to the transaction contemplated by A(2) above; or

     (4) The acquisition of APL by a railroad or an intermodal marketing company which ranks within the top ten based on then current market share in the United States market.

     Competitive transportation proposals, offerings, or services made to APL by other rail carriers, as well as proposals, offerings or services made by LTS to other customers and changes in the financial condition or liquidity of a party shall not be grounds for a request for renegotiation under this Section 13.

     Upon receiving written notice of a request to renegotiate, the parties shall begin good faith negotiations pursuant to Section 6. A and B with the intent of eliminating the adverse effect.

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     Any provision which is renegotiated pursuant to this Section will take effect upon the execution of an amendment or supplement to this Agreement or upon execution of a new agreement.

     B.  Dispute Resolution. If after ninety (90) days of the written notice of
         -------------------
a valid request for renegotiation pursuant to Section 13.A(1), the parties are unable to agree upon a renegotiated provision or provisions, then the parties shall engage in the mediation process set forth in Section 6.C.

     C.  Termination.   If after ninety (90) days of the written notice of a
         --------------
valid request for renegotiation pursuant to Section 13.A(2) or 13.A(3), the parties are unable to agree upon a renegotiated provision or provisions, APL may terminate this Agreement and all other related agreements upon one hundred
eighty (180) days written notice to LTS.   If after ninety (90) days of the
written notice of a valid request for renegotiation pursuant to Section 13.A(4), the parties are unable to agree upon a renegotiated provision or provisions, LTS may terminate this Agreement and all other material agreements upon one hundred eighty (180) days written notice to APL.

     Upon termination of this Agreement, all parties shall complete their performance and fulfill all obligations which accrued prior to the date of termination, including but not limited to APL's obligation to pay all accrued charges and LTS' obligation to arrange for Transportation for all containers previously tendered by APL and to return to APL, at an interchange point or other location or locations mutually agreed upon, all containers, and chassis owned or provided by APL.

SECTION 14.  CONFIDENTIALITY.

     The parties agree that the commercial terms of this Agreement and its appendices are confidential and proprietary, and that unauthorized disclosure could be damaging from a commercial or competitive standpoint under many circumstances. Therefore, except as otherwise provided in this Agreement and except to the extent required by law, the contents of this Agreement shall not be disclosed or released by any party to any person other than (a) a party's employees, agents and legal advisors on a "need to know basis" and (b) information relating to commodity, number of containers and origin or destination to LTS' railroad partners on a "need to know" basis. In any required disclosure of any portion of this Agreement, each party will cooperate with the other party to minimize the disclosure of any confidential information and to implement protective procedures relating to any information required to be disclosed. Any employee having access to any part of this Agreement or to any information contained within the Agreement or related to this Agreement must agree to abide by the terms of this Section 14. This Section 14 includes, without limitation, rate information of any kind, customer identities, traffic volumes and commodities moving via APL, train schedules and/or performances, and any other information learned by one party about the other's business during the course of their dealings hereunder.

SECTION 15.   HAZARDOUS MATERIALS; RESTRICTED COMMODITIES; PROHIBITED
COMMODITIES.

     A. Except as otherwise stated in this Section 15, for each hazardous commodity in a container tendered for Transportation, APL will complete and submit to LTS the hazardous materials section of LTS' intermodal shipping instructions. For each hazardous commodity in a container, APL will comply with all applicable international, federal, state, and local regulations, including but not limited to 49 CFR and the IMDG Code. APL will be required to provide accurate and complete information for each hazardous load tendered to LTS in the form of an EDI shipping order. LTS must in turn provide complete accurate shipping information to the underlying carrier.

     B. APL shall have the obligation to advise LTS as to any restricted commodities which it or its customer wishes to ship. In the event that APL properly and timely advises LTS of such restricted commodities and the underlying rail carrier agrees to transport such restricted commodities, LTS shall have the obligation to make all necessary arrangements with the underlying rail carriers for the transportation of such restricted commodities.

     C. APL shall not tender to LTS any commodity that has been prohibited by the rail carrier to be utilized by LTS or any commodity which LTS has itself embargoed from movement on its rail network and LTS has given APL written notice of the embargo. As of the effective date of this Agreement, all shipments of coiled metal of any type have been embargoed by LTS.

SECTION 16.  PAYMENT OF CHARGES.

     APL will pay LTS within sufficient time to allow LTS to pay the rail carriers as required under the Current or New Agreements. LTS will pay within thirty (30) days all payments arising under this Agreement or the Schedules. Consistent with Section 5.e, the parties shall work together to develop a payment process which minimizes administrative expenses and attempts to keep the parties cash neutral.

     APL may elect to pay the rail carriers as required under the Current or New Agreements so long as LTS is not adversely affected. If APL does not so elect, in order to secure APL's obligations to LTS for payments made to rail carriers under Section 3(f) hereof, APL agrees to deliver to LTS (and cause to remain outstanding) a standby evergreen letter of credit in form and substance, and issued by a bank, reasonably acceptable to LTS and APL. Such letter of credit shall be in a face amount equal to 110% of the average of the four highest monthly accounts receivable balances to LTS from APL and its Affiliates during the prior fiscal year; provided that in the event that the aggregate amount of rail charges incurred by APL but not paid under any Current Agreement or New Agreement exceeds 85% of such face amount, APL shall deliver to LTS an additional letter of credit (or a replacement therefor) with a face amount equal to 120% of such excess amount. Conditions to drawings under such letter of credit shall include (i) APL's failure to pay LTS for any shipment within 45 days of LTS mailing an invoice therefor, (ii) LTS' receipt of notice from the issuer of the letter of credit that the stated termination date shall not be extended and (iii) APL's failure to replace the letter of credit within 60 days of the credit rating of the issuer falling below investment grade.

     Records of APL and LTS related to rates, charges, liquidated damages, payments, and billing will be available for inspection by the other party during normal business hours at locations agreed upon by the parties, subject to the limitations of Section 14.

SECTION 17.  MUTUAL INDEMNITY.

     Except with respect to cargo claims, and except where remedies are specified in this Agreement, each party to this Agreement shall indemnify and hold the other party harmless against all liability, loss, damage, and expense, including attorneys' fees (collectively, "Costs"), reasonably incurred by the other party to the extent that such liability, loss or damage is caused by the negligent or intentional act or by any default under this Agreement by the indemnifying party or any of its employees. In addition, APL shall hold LTS harmless against all Costs reasonably incurred by LTS as the result of APL's customer's failure to comply with all federal, state and local regulations applicable to the shipment of a hazardous commodity.

SECTION 18.  FEDERAL CONTRACTOR REQUIREMENTS.

     A. To the extent applicable, APL and LTS will comply with and give all representations and assurances required by any law or regulation applicable to federal contracts and subcontracts including but not limited to the following:

     1. To the extent applicable, the Renegotiation Act of 1951, as amended (50 U.S.C. (S)(S) 35, 45), and the Contract Work Hours and Safety Standards Acts, as amended (40 U.S.C. (S)(S) 327, 333);

     2. To the extent applicable, Executive Order No. 11246, dated September 14, 1965, as amended, concerning equal employment opportunity and affirmative action in employment of persons without regard to race, religion, sex, or national origin, Executive Order No. 11701, dated January 24, 1973, concerning affirmative action in employment of certain veterans, Executive Order No. 11758, dated January 15, 1974, concerning affirmative action in employment of handicapped individuals, Executive Order No. 11625, dated October 13, 1971, concerning assistance to minority business enterprises, Executive Order No. 12138, dated May 18, 1979, concerning assistance to women's business enterprises, the Age Discrimination Act of 1975, all applicable regulations of the Secretary of Labor, including but not limited to 41 C.F.R. (S) 60-1.4 et seq., 41 C.F.R. (S) 60-250 et seq.,
          and 41 C.F.R. (S) 60-741 et seq., and all applicable Federal Procurement Regulations, including but not limited to 41 C.F.R. (S) 1-
          1.13 et seq.; and

     3. To the extent applicable, Defense Acquisition Regulations 7-104.14, concerning use of small business and minority business concerns, and 7.104.20, concerning use of labor surplus area concerns.

     B. To the extent applicable and required, APL and LTS each hereby certify to the other that it does not and will not maintain any facilities for employees that are unlawfully segregated or permit employees to perform services at any location under its control or that of its subcontractors where unlawfully segregated facilities are maintained and that it will require its nonexempt subcontractors to furnish a similar certification prior to the award of any nonexempt subcontract.

SECTION 19.  FORCE MAJEURE.

     In the event that any party is unable to meet its obligations under this Agreement as a result of any cause beyond its reasonable control, including but not limited to, strikes or lockouts, labor shortages or disturbances, derailments or other casualties, acts of God, severe weather, acts of governmental authority and acts or omissions of third parties (collectively, "force majeure conditions"), the performance obligations of the party affected by a force majeure condition shall be suspended to that extent for the duration of such event; provided, however, that the parties shall make all reasonable efforts to continue to meet their obligations during the duration of the force majeure condition; and provided, further, that the party declaring a force majeure condition shall notify the other party by facsimile when the force majeure condition exists, the nature of the force majeure and when the condition is terminated. The suspension of any obligations owing to a force majeure condition shall neither cause the term of this Agreement to be extended nor affect any rights accrued under this Agreement prior to the force majeure condition. To the extent that LTS ' underlying rail carrier declares a force majeure condition, LTS' and APL's obligations under this Agreement shall be suspended for the duration of that force majeure condition. LTS shall use its best efforts to arrange alternative transportation for APL International Shipments during the force majeure condition.

SECTION 20.  ASSIGNMENT.

     Except as expressly allowed by this Section, no party to this Agreement may assign this Agreement, in whole or in part, or assign any rights granted by this Agreement, or delegate to any person not a party to this Agreement any of its obligations under this Agreement without the prior written consent of the other party. Subject to this Section, this Agreement will be binding upon and inure to the benefit of the parties hereto and to their permitted successors and assigns.

SECTION 21.  NOTICES.

     Except as otherwise stated in this Agreement, all notices required by or given under this Agreement will be sufficient in all respects if in writing and delivered personally, by first class, registered, or certified U. S. mail, by telecopier, by electronic transmission, or by commercial overnight delivery service, postage or delivery fees prepaid, addressed as follows:

          To:     APL
                  1111 Broadway
                  Oakland, CA 94607
                  Attn:  Timothy J. Windle
                  Facsimile:  (510) 272-8932

          With a copy to:

                  Sullivan & Cromwell
                  1888 Century Park East
                  Los Angeles, California  90067
                  Attention:  Steven B. Stokdyk, Esq.
                  Telephone:  (310) 712-6624
                  Facsimile:   (310) 712-8800

          To:     APL Land Transport Services, Ltd.:

                  Joshua Harris
                  c/o Apollo Management, L.P.
                  1301 Avenue of the Americas
                  New York, New York  10019
                  Telephone:  (212) 261-4032
                  Facsimile:   (212) 261-4102
                  and

                  Bruce Spector
                  c/o Apollo Management, L.P.
                  1999 Avenue of the Stars
                  Suite 1910
                  Los Angeles, CA  90067
                  Telephone:  (310) 201-4124
                  Facsimile:   (310) 201-4199

          With a copy to:

                  Morton A. Pierce, Esq.
                  Douglas L. Getter, Esq.
                  Dewey Ballantine LLP
                  1301 Avenue of the Americas
                  New York, New York  10019
                  Telephone:  (212) 259-6640
                  Telephone:  (212) 259-6685
                  Facsimile:   (212) 259-6333

SECTION 22.  NONWAIVER.

     Any waiver at any time of a breach of any provision, condition, obligation, or requirement of this Agreement will extend only to the particular breach so waived and will not impair or affect the existence of any provision, condition, obligation, or requirement of this Agreement or the right of any party thereafter to avail itself of any breach, subject to such waiver.

SECTION 23.  GOVERNING LAW.

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 24.  ENTIRE AGREEMENT.

     This Agreement, together with any agreement executed and delivered by the parties concurrently herewith and the Schedules attached hereto and together with the Confidentiality Agreement, constitutes the entire agreement between LTS and APL with respect to the subject matter hereof. There are no representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

SECTION 25.  NO THIRD PARTY BENEFICIARIES.

     Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

SECTION 26.  NO AMENDMENTS WITHOUT WRITTEN CONSENT.

     This Agreement may not be amended or modified except by the express written consent of the parties hereto.

SECTION 27.  COUNTERPARTS.

     This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

SECTION 28.  REPRESENTATIONS.

     APL represents and warrants to LTS that, with regard to revenues associated with repositioning, had the initial rates in Schedule E been in effect during the fiscal year ended December 25, 1998, the audited operating results of LTS for such period would not have been negatively affected. In the event of any inaccuracy of this representation, the parties agree to make such adjustments in good faith to amounts payable under this Agreement as are necessary (i) to correct such inaccuracy and (ii) to compensate the party prejudiced by such inaccuracy.

          IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.


     APL LIMITED


     By:/s/ Timothy J. Rhein
        _________________________________
        Name: Timothy J. Rhein
        Title: President and Chief Executive Officer


     AMERICAN PRESIDENT LINES, LTD.


     By: /s/ Timothy J. Windle
        __________________________________
        Name: Timothy J. Windle
        Title: Assistant Secretary


     APL LAND TRANSPORT SERVICES, INC.


     By: /s/ Ann Fingarette Hasse
        __________________________________
        Name: Ann Fingarette Hasse
        Title: Assistant Secretary

     APL CO. PTE LTD.

     By /s/ Frederick M. Sevekow, Jr.
        __________________________________
        Name: Frederick M. Sevekow, Jr.
        Title: Authorized Signature

                                  SCHEDULE A
                              CURRENT AGREEMENTS


Union Pacific Railroad Company, Transportation Service Agreement, dated September 1, 1985, Memorandum of Understanding, dated December 15, 1995, and related agreements.

Consolidated Rail Corporation, Transportation Service Agreement, dated June 1, 1988 and related agreements.

Canadian National Railway, Letter of Intent dated June 22, 1998.

Norfork Southern Corporation, Rail Transportation Agreement, dated January 10, 1996.

                                  SCHEDULE B
                                  DEFINITIONS


"Affiliate" shall have the meaning set forth in the Stock Purchase Agreement

"Agreement" means this Agreement by and between APL and LTS, as amended or supplemented together with all Schedules attached hereto.

"APL Automotive Logistics" shall have the meaning set forth in the Recitals to this Agreement.

"APL Automotive Shipments" shall have the meaning set forth in Section 3.

"APL Competitor" shall have the meaning set forth in Section 13.

"Available Containers" shall have the meaning set forth in Section 11.

"Current Agreements" shall have the meaning set forth in the Recitals of this Agreement.

"IMC" shall have the meaning set forth in Section 3.

"IMS" shall have the meaning set forth in Section 3.

"International Shipments" shall mean APL's containers with a prior or subsequent water movement.

"LTS Shipments" shall mean all shipments other than International Shipments.

"On-Dock Facility" shall have the meaning set forth in Section 9.

"New Agreement" shall have the meaning set forth in Section 1.

"Service Failure" shall have the meaning set forth in Section 3.

"Service Performance Standards" shall mean those service standards defined in the Current Agreements.

"Stock Purchase Agreement" shall mean the Stock Purchase Agreement, dated as of March 15, 1999, between APL and Purchaser.

"Train Schedule" shall mean a train schedule set forth in the Current
Agreements.

"Transpacific International Shipments" shall mean International Shipments between Asia and the Americas.

"Volume Commitment" shall have the meaning set forth in Section 5.

                                  SCHEDULE C
                        LTS EMPLOYEES AT APL LOCATIONS

Los Angeles
-----------
None

Seattle
-------
Jeff Hall
Mike Hill
Rich Lund

South Kearny
------------
Bill Vossen
Gary Biggs

                               SCHEDULE D PART 1
                                 RAIL TERMINAL
                         ALLOCATION OF PARKING SPACES


        POINT                   SPOTS              % APL               % LTS              # APL              # LTS
----------------------     --------------     --------------      --------------     --------------     -------------
Atlanta                         400                 44                  56                176               224
Baltimore                       175/(1)/            43                  57                 75               100
Boston                          100                 59                  41                 59                41
Buffalo                         100                 44                  56                 44                56
Charlotte                       100/(2)/            63                  37                 63                37
Charleston                       50                 73                  27                 37                13
Chicago 59th St.                100                 51                  49                 51                49
Chicago Global 1                250/(3)/             -                   -                 20               230
Cincinnati                       50/(4)/            37                  63                 19                31
Cleveland                        25/(5)/            54                  46                 14                11
Columbus                         50                 73                  27                 37                13
Houston                         250/(9)/            54                  46                 50               200
Jacksonville                     60                 69                  31                 41                19
Kearny (CSXI)                   760/(6)/            63                  37                479               281
Memphis (CSXI)                   20                 87                  13                 17                 3
Norfolk/Portsmouth               20                 62                  38                 12                 8
Philadelphia                    125/(7)/            43                  57                 54                71
Portland                         35                 24                  76                  8                27
Savannah                         50                 79                  21                 40                10
Springfield                      25                 33                  67                  8                17
Syracuse                         75/(8)/            44                  56                 33                42
Worcester                        25                 17                  83                  4                21


/(1)/ Includes chassis and container spots. Also includes 100 chassis/container spaces for Harrisburg Volumes.

/(2)/ Includes 40 spaces representing Greensboro Volumes.

/(3)/ Exception to the Volume split methodology as stated in Section 10 of the Stracktrain Services Agreement. Historic use of Global 1 space is for empty high cube domestic containers.

/(4)/ Includes Georgetown, KY Volumes.

/(5)/ Includes Pittsburgh, PA Volumes.

/(6)/ Includes both chassis and container spots.

/(7)/ Includes both chassis and container spots. Includes current Morrisville Volumes which will convert to the CSXI Philadelphia Terminal effective 12/1/99.

/(8)/ Include 50 spaces for Albany Volume.

/(9)/ Space allocated based on historical use.

                              SCHEDULE D, PART 2
                                      CY
                              PARKING ALLOCATION

                                Western Region
                                --------------

   Location                              Capacity/(Decking)     APL    LTS
   --------                              ------------------     ---    ---

Los Angeles

                    Cal Cartage               80
                    Container Care           300+
                    Fastlane                 500+
                    Harbor Rail              100
                    R.C.C.                   50-100
                    Total Intermodal         500+
                    Container Works          100
                    Martin Container         200

Oakland             Hawk                     100
Stockton            Hawk                     125
Portland            P.C.R.                   200-300
Seattle             Container Care           300
                    PCH                       15

                                       Central Region
                                       --------------

Chicago             Paulina                   450
                    TLI near G1               750
                    TLI near Dolton           750
Cincinnati                                    325
Cleveland                                     600
Columbus            CIC                       625
Detroit             Tri Modal                 450
Grand Rapids                                   60
Indianapolis                                  350
Kansas City                                   700
Louisville                                    250
Minneapolis         Trimodal                 1500
Milwaukee                                      40
Omaha                                         300
Pittsburgh                                    100
St. Louis           SAUGET                   2000
St. Louis           Dupo                      800
Toledo                                         50

                                Eastern Region
                                --------------
Allentown                 20
Baltimore                 310
Boston                    350
Harrisburg                75
Morrisville               260
Norfolk                   125
Rochester                 60
Worcester                 100                      Domestic Empty Lot

                                Southern Region
                                ---------------

Atlanta        (APL)          575
               Transus        100
Charlotte      East West      300
               Bomar          150
Charleston                    200
Savannah                      150
Tampa                         200
Orlando                       100
Miami                         250
Jacksonville                  ---       Use NSRR
Nashville                     200
Huntsville                    600
Memphis        Delta          800
               ATS            300       Under Development
New Orleans                   600
Houston        ATS            650
               Transporter    400
               Sail Marine    200
               UPRR           300       5 ac Lease
Laredo                        300
San Antonio                   450
El Paso                       200
Dallas                        1200

                                  SCHEDULE E
                                 INITIAL RATES

     EQUIPMENT          TO CALIF. POINTS     TO PNW POINTS       SECONDARY RATE
   SUPPLY POINT           (SEE NOTE 1)        (SEE NOTE 2)         (SEE NOTE 3)
---------------------   ----------------     -------------       --------------
ATLANTA, GA                   250                 350                  250
BALTIMORE, MD                 350                 450                  250
BOSTON, MA                    350                 450                  250
CHARLESTON, SC                250                 350                  250
CHARLOTTE, NC                 250                 350                  250
CHICAGO, IL                   250                 350                  250
CINCINNATI, OH                250                 350                  250
CLEVELAND, OH                 250                 350                  250
COLUMBUS, OH                  250                 350                  250
DALLAS, TX                    250                 N/A                  250
DENVER, CO                    250                 250                  250
DETROIT, MI                   250                 350                  250
HARRISBURG, PA                350                 450                  250
HOUSTON, TX                   250                 N/A                  250
INDIANAPOLIS, IN              250                 350                  250
JACKSONVILLE, FL              250                 350                  250
KANSAS CITY, MO               250                 350                  250
LOUISVILLE, KY                250                 350                  250
MEMPHIS, TN                   250                 350                  250
MIAMI, FL                     250                 350                  250
MINNEAPOLIS, MN               250                 350                  250
NASHVILLE, TN                 250                 350                  250
NEW ORLEANS, LA               250                 350                  250
NEW YORK, NY                  350                 450                  250
NEWARK, NJ                    250                 450                  250
NORFORK, VA                   350                 450                  250
OMAHA, NE                     250                 350                  250
ST LOUIS, MO                  250                 350                  250
TAMPA, FL                     250                 350                  250

MONTREAL, CANADA              N/A                 N/A                  N/A
TORONTO, CANADA               N/A                 N/A                  N/A

  NOTE 1: APPLIES TO ANY SIZE CONTAINER WHEN LOADED WITH DOMESTIC CARGO TO POINTS IN CALIFORNIA. APPLIES TO CONTAINERS THAT COMPRISE THE FIRST 66,000 CONTAINERS LOADED TO ALL WEST COAST POINTS ANNUALLY.

  NOTE 2: APPLIES TO ANY SIZE CONTAINER WHEN LOADED WITH DOMESTIC CARGO TO POINTS IN WASHINGTON AND OREGON. APPLIES TO CONTAINERS THAT COMPRISE THE FIRST 66,000 CONTAINERS LOADED TO ALL WEST COAST POINTS ANNUALLY.

  NOTE 3: APPLIES TO ANY SIZE CONTAINERS WHEN LOADED WITH DOMESTIC CARGO TO ANY WEST COAST POINT. APPLIES TO CONTAINERS THAT EXCEED 66,000 LOADED ANNUALLY TO WEST COAST POINTS.

                                      23